# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CPI Card Group Inc., CIK 0001641614
CUSIP: 12634H200
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 10368 W Centennial Road, Littleton, Colorado (CO), 80127
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001655148

## Reporting persons
- Parallel49 Equity, ULC: type of reporting person: other (OO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,687,921; sole dispositive power 0; shared dispositive power 2,687,921; aggregate amount beneficially owned 2,687,921 (23.6% of the class)
  Comment: The Reporting Persons filed a Schedule 13G on February 12, 2016 (the "Original Filing") and an amended Schedule 13G/A on November 12, 2024 (the "First Amended Filing"). This amended Schedule 13G (this "Schedule 13G/A" reflects all material changes since the First Amended Filing.
  
  The shares beneficially owned by the Reporting Person consists of shares of common stock ("Common Stock") of CPI Card Group Inc. (the "Issuer") held by Tricor Pacific Capital Partners (Fund IV), Limited Partnership ("TPCP IV") and Tricor Pacific Captial Partners (Fund IV) US, Limited Partnership ("TPCP IV US" and together with TPCP IV, the "Tricor Funds"), each of which is managed by Parallel49 Equity, ULC ("Parallel49" and together with the Tricor Funds, the "Reporting Persons"), as the general partner. An investment committee of the Tricor Funds, comprised of Bradley Seaman, J. Trevor Johnstone and Roderick Senft, has the power to vote or dispose of the shares held by the Tricor Funds. Each member of the investment committee expressly disclaims any beneficial ownership of any shares of Common Stock held by the Tricor Funds.
  
  The shares beneficially owned by the Reporting Person reflects the sale of an aggregate of 2,126,056 shares of Common Stock by the Tricor Funds pursuant to Share Purchase Agreements dated December 4, 2025.
  
  The percent ownership is based on 11,387,538 shares of Common Stock outstanding as of October 28, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed with the Securities and Exchange Commission (the "SEC") on November 4, 2025.
- Tricor Pacific Capital Partners (Fund IV), Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,690,238; sole dispositive power 0; shared dispositive power 1,690,238; aggregate amount beneficially owned 1,690,238 (14.8% of the class)
  Comment: The shares beneficially owned by the Reporting Person reflects the sale of an aggregate of 1,336,922 shares of Common Stock by TPCP IV pursuant to Share Purchase Agreements dated December 4, 2025.
  
  The percent ownership is based on 11,387,538 shares of Common Stock outstanding as of October 28, 2025, as reported by the Issuer in the Form 10-Q.
- Tricor Pacific Capital Partners (Fund IV) US, Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 997,683; sole dispositive power 0; shared dispositive power 997,683; aggregate amount beneficially owned 997,683 (8.8% of the class)
  Comment: The shares beneficially owned by the Reporting Person reflects the sale of 789,134 shares of Common Stock by TPCP IV US pursuant to Share Purchase Agreements dated December 4, 2025.
  
  The percent ownership is based on 11,387,538 shares of Common Stock outstanding as of October 28, 2025 as reported by the Issuer in the Form 10-Q.

## Item 1. Issuer
Name of issuer: CPI Card Group Inc.
Address of issuer's principal executive offices: 10368 W Centennial Road, Littleton, CO

## Item 2. Person Filing
Name of person filing:
This Schedule 13G/A is being jointly filed by each of the following Reproting Persons pursuant to Rule 13d-1(k): Parallel49 Equity, ULC; Tricor Pacific Capital Partners (Fund IV), Limited Partnership; and Tricor Pacific Capital Partners (Fund IV) US, Limited Partnership.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 12, 2016, a copy of which was attached as Exhibit A to the Original Filing.
Address of principal business office or, if none, residence:
c/o Parallel49 Equity
276 East Deerpath Road
Lake Forest, IL 60045
Citizenship: Parallel49 and TPCP IV are organized under the laws of Canada. TPCP IV US is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Rows 5-11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Percent of class: The information required by Item 4(b) is set forth in Row 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons may be deemed to be a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Parallel49 Equity, ULC: /s/ Nicholas A. Peters, Authorized Person (01/14/2026)
- Tricor Pacific Capital Partners (Fund IV), Limited Partnership: /s/ Nicholas A. Peters, Authorized Person of Parallel49 Equity, ULC, General Partner of Tricor Pacific Capital Partners (Fund IV), Limited Partnership (01/14/2026)
- Tricor Pacific Capital Partners (Fund IV) US, Limited Partnership: /s/ Nicholas A. Peters, Authorized Person of Parallel49 Equity, ULC, General Partner of Tricor Pacific Capital Partners (Fund IV) US, Limited Partnership (01/14/2026)